United States securities and exchange commission logo





                             July 12, 2021

       Joseph Hernandez
       Chief Executive Officer
       Blue Water Acquisition Corp.
       15 E. Putnam Avenue, Suite 363
       Greenwich, CT 06830

                                                        Re: Blue Water
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 25, 2021
                                                            File No. 333-256116

       Dear Mr. Hernandez:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2021 letter.

       S-4 Amendment #1 filed June 25, 2021

       Growth Opportunities Available for JATENZO and Beyond, page 27

   1. While we note your revised disclosure in response to prior comment 2, please continue to revise to make clear
that the existing regulatory approval of JATENZO for the treatment of hypogonadism does
not guarantee regulatory approval of the drug at lower doses for hypogonadism or
regulatory approval for any of the other indications being
                                                        pursued. Please also
clarify the stage of clinical development that Clarus is in for the lower dosing frequency
to once daily to treat hypogonadism, for utilization in treatment of hypogonadism in chronic
kidney disease, and for the treatment for transgender men.
 Joseph Hernandez
FirstName
Blue WaterLastNameJoseph
            Acquisition Corp.Hernandez
Comapany
July       NameBlue Water Acquisition Corp.
     12, 2021
July 12,
Page  2 2021 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Balance
Sheet as of March 31, 2021, page 89

2. Here under adjustment (b) you disclosed $8.35 million payment of estimated Business
         Combination transaction costs. Please reconcile this balance for us to the balances included in the historical financial statements. Please revise to report unrecorded incremental expenses, if any, in the unaudited pro forma combined statements of operations in accordance with Article 11 of Regulation S-X as amended by the final rule,
         Release No. 33-10786.
Note 5. Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Statements of Operations for the Year Ended December 31, 2020, page 92

3. We note your response to our previous comment six, and your revision under adjustment
         (e). Please tell us, and revise if necessary to explain, how you have determined two different treatments for features related to the same convertible notes, where you kept the gain from the fair value change of the derivative liability bifurcated from the convertible notes, while removing the interest expenses related to the convertible notes, following the same pro forma assumptions that the convertible notes would have converted on January 1, 2020 under a reverse recapitalization transaction. Because you are giving effect to the transactions as of they occurred on January 1, 2020, it is unclear why you would not adjust to remove all derivative gains on all of the promissory notes that will be converted.
Interests of Clarus's Directors and Officers in the Business Combination, page
105

4. We note your response to prior comment number 8. Please quantify the sign-on bonuses payable to the Clarus executive officers pursuant to the employment arrangements that are expected to become effective in connection with the Business
Combination.
Background of the Business Combination, page 106

5. We note your response to prior comment 10. Please revise the disclosure in the registration statement to state that the board did not rely on the target's financial projections referenced in this section and the reason for not using these projections in their financial analyses of the business combination. Please also tell whether the financial projections that were presented to the board on February 4, 2021 are the same projections referred to on page 111.
United States Federal Income Tax Considerations of the Redemption, page 114

6. We note your response to prior comment number 14. Please revise the tax disclosure in the prospectus and the Exhibit 8.1 opinion to state that the opinion also relates to the
         statements under this section titled    The Business Combination
Proposal     Tax
 Joseph Hernandez
Blue Water Acquisition Corp.
July 12, 2021
Page 3
      Consequences of the Business Combination for Holders Who Do Not Elect to Redeem.
License Agreement Commitments, page 191

7. Please revise your disclosure on the royalty payments under the HavaH Agreement to disclose a royalty range of not more than 10 percentage points and when the royalty payments would expire.
Financial Statements of Blue Water Acquisition Corp.
Note 9. Fair Value Measurements, page F-37

8. Please expand your disclosures to discuss the underlying accounting that resulted in the recognition of $2,924,805 compensation expense on Private Placement warrants and how such amount was determined.
       You may contact Li Xiao at 202-551-4391 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact
Chris Edwards at 202-551-6761 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                          Sincerely,
FirstName LastNameJoseph Hernandez
                                                          Division of
Corporation Finance
Comapany NameBlue Water Acquisition Corp.
                                                          Office of Life
Sciences
July 12, 2021 Page 3
cc:       Jessica Yuan, Esq.
FirstName LastName